UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40324

Centerra Gold Inc.
(Translation of registrant's name into English)

1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

INCORPORATION BY REFERENCE

The Registrant’s Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020, included as Exhibit 99.1 of this Form 6-K and the Management’s Discussion and Analysis for the Years Ended December 31, 2021 and 2020, included as Exhibit 99.2 of this Form 6-K (Commission File No. 001-40324), furnished to the Commission on February 24, 2022, are incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-257489) of the Registrant, Centerra Gold Inc.

EXHIBIT INDEX

Exhibit	Description

99.1	Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020
99.2	Management’s Discussion and Analysis for the Years Ended December 31, 2021 and 2020
99.3	Consent of Independent Registered Public Accounting Firm
99.4	Consent of Slobodan (Bob) Jankovic

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centerra Gold Inc.
(Registrant)

Date: February 24, 2022	/s/ Darren J. Millman
Darren J. Millman
Vice President and Chief Financial Officer